UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on February 13, 2017, deliberated, ad referendum of the General Shareholders’ Meeting, the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2016, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$180,000,000.00 (one hundred and eighty million reais), subject to withholding tax of 15%, resulting in a net amount of R$153,000,000.00 (one hundred and fifty-three million reais), based on the net profit shown in the balance sheet of January 31, 2017. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.09996509791	0.01499476468	0.08497033323
Preferred shares (*)	0.10996160770	0.01649424115	0.09346736655
(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2017, ad referendum of the

General Shareholders’ Meeting to be held in 2018.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of February 24, 2017. After this date, the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2018, in a date to be defined by the Company’s Board.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until March 3, 2017 to the “Departamento de Ações e Custódia” of Banco

TELEFÔNICA BRASIL S.A.

Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Amarelo Velho Building, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

Note: Values of Interest on Capital per common and preferred share may suffer future adjustments until February 24, 2017, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation, according to Material Fact of December 09, 2015.

São Paulo, February 13, 2017.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

     Telefônica Brasil – Investor Relations
Tel: +55 11 3430-3687
Email: ir.br@telefonica.com
Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 13, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director